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March 22, 2023

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporate Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Bradley Ecker

Jennifer Angelini

Re:	Moolec Science SA

Amendment No. 1 to Registration Statement on Form F-1
Filed on March 17, 2023

File No. 333-269439

Ladies and Gentlemen:

Moolec Science SA (the “Company”) previously submitted a registration statement on Form F-1 to the Securities and Exchange Commission (the “SEC”) on January 27, 2023 (the “Initial Registration Statement”) as amended by amendment No. 1, dated March 17, 2023 (the “Amendment No. 1 to the Registration Statement” and together with the Initial Registration Statement, the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated March 21, 2023. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing amendment No. 2 to the Registration Statement (“Amendment No. 2 to the Registration Statement”).

Amendment No. 1 to Registration Statement on Form F-1 filed March 17, 2023

General

1.	We note your response to prior comment one. Please revise the statement, "The Selling Securityholders acquired the Ordinary Shares covered by this prospectus at prices ranging from $0.16 per share to $7.63 per share," to reflect that the sponsor and other selling securityholders acquired shares at no cost, according to footnotes on page 96. Additionally disclose the price which the selling securityholders paid for the warrants overlying shares being registered for resale. Specifically cross-reference the risk factor entitled "Sales of a substantial number of our securities ...," or alternatively include disclosure regarding potential profit in the Selling Securityholders section.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 40, 41, 82 and 96 of Amendment No. 2 to the Registration Statement.

2.	We note disclosure on page 12 that the sponsor will transfer 37,000 shares to you in respect of legal fees related to the EarlyBird dispute and place the remaining 154,000 contingency shares into the escrow account to be held during the escrow period. Please revise to clearly state when the shares will be transferred to you and when the escrow period will end. Additionally clarify the treatment of these shares in the context of the offering, with conforming changes throughout the registration statement as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 96 of Amendment No. 2 to the Registration Statement. In addition, the Company has revised its disclosure throughout the registration statement to clarify that the 47,602 Ordinary Shares that will be transferred to the Company are not being registered for resale under this registration statement and that the 143,319 Contingency Shares placed in the escrow account will be available for resale by the Selling Securityholder if and when released from escrow.

3.	We note disclosure that appears to indicate the selling securityholders may resell warrants or private warrants pursuant to this registration statement (for example, on the prospectus cover and pages 40 and 82) and further note that the warrants are included on the registration fee table filed as Exhibit 107. If the prospectus will be used to offer warrants, please revise the prospectus cover to clearly identify and quantify these as offered securities, and revise disclosure describing the offering throughout the registration statement as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 40, 41 and 82 of Amendment No. 2 to the Registration Statement. In addition, the Company revised the registration fee table filed as Exhibit 107.

Risk Factors

Sales of a substantial number of our securities in the public market by the Selling Securityholders..., page 40

4.	Please revise to disclose the additional potential profit that (i) your sponsor may realize upon selling the 4,210,000 shares underlying private warrants and (ii) EarlyBird or its related parties may realize upon selling the 64,079 shares acquired at $5.462 per share, according to footnote 13 on page 96.

In response to the Staff’s comment, the Company has revised its disclosure on pages 40 and 41 of Amendment No. 2 to the Registration Statement.

Selling Securityholders, page 95

5.	We note that the table indicates the sponsor is offering 1,950,369 shares, while footnote 10 indicates the sponsor initially acquired 2,875,000 shares. Please revise your disclosure to reconcile these numbers of shares with each other and with the 2,014,448 shares the sponsor is disclosed to be selling on page 41. Additionally revise your disclosure to clearly address the treatment of the contingency shares and the shares underlying private warrants.

In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 96 of Amendment No. 2 to the Registration Statement.

* * * * * * * * *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9306 or matthew.poulter@linklaters.com.

Yours faithfully,

/s/ Matthew S. Poulter

Matthew S. Poulter, Esq.

cc: Gastón Paladini, Chief Executive Officer at Moolec Science SA
gaston@moolecscience.com

+54 (934)1676-0803

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